20012782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chapwood Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4965 Preston Park Blvd. Suite 100
(No. and Street)

Plano	Texas	75093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Amsberry — 214-360-9822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – if individual, state last, first, middle name)

325 N. St. Paul Street, Suite 3100	Dallas	TX	752
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Amsberry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Chapwood Securities Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Title Financial Principal

Notary Public

TRAVIS PICKENS
Notary Public
STATE OF TEXAS
My Comm Exp. 12-20-22
Notary ID # 13183353-2

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Report of Independent Registered Public Accounting Firm

To the Sole Shareholder
Chapwood Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chapwood Securities, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note F to the financial statements, the Company has suffered losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note F. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
April 16, 2020

CHAPWOOD SECURITIES, INC.

Statement of Financial Condition

December 31, 2019

ASSETS	
Cash	$ 5,706
Goodwill	47,083
TOTAL ASSETS	52,789
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	2,977
TOTAL LIABILITIES	2,977
SHAREHOLDER'S EQUITY	
Common Stock, 100,000 shares authorized, no par value 1,000 shares issued and outstanding, $1 stated value	1,000
Additional paid in capital	60,079
Accumulated deficit	(11,267)
TOTAL SHAREHOLDER'S EQUITY	49,812
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 52,789

The accompanying notes are an integral part of these financial statements.

CHAPWOOD SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2019

Revenues	
Total Revenues	$ -
Operating Expenses	
Regulatory fees	10,294
Office expense	876
Communication expense	940
Occupancy expense	9,420
Amortization expense	2,917
Professional fees	10,709
Total Expenses	35,156
Net Loss	$ (35,156)

The accompanying notes are an integral part of these financial statements.

CHAPWOOD SECURITIES, INC.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balances at December 31, 2018	$ 1,000	$ 427,963	$ (418,690)	$ 10,273
Prior period adjustments	-	25,849	(18,379)	7,470
Reclassification of equity	-	(460,958)	460,958	-
Non-cash capital contributions	-	12,425	-	12,425
Cash capital contributions	-	54,800	-	54,800
Net income (loss)	-	-	(35,156)	(35,156)
Balances at December 31, 2019	$ 1,000	$ 60,079	$ (11,267)	$ 49,812

The accompanying notes are an integral part of these financial statements.

CHAPWOOD SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash Flows From Operating Activities:		
Net income (loss)	$	(35,156)
Adjustments to reconcile net loss to net cash used in operating activities:		
Prior period adjustment		7,470
Non-cash capital contributions		12,425
Amortization expense		2,917
Change in operating assets and liabilities		
Decrease in CRD Flex Funding		859
Increase in accounts payable		2,977
Net cash provided (used) in Operating Activities		(8,508)
Cash Flows From Investing Activities:		
Increase in purchased goodwill		(50,000)
Net cash provided (used) in Investing Activities		(50,000)
Cash Flows From Financing Activities:		
Capital contributions		54,800
Net cash provided (used) in Financing Activities		54,800
Net decrease in cash		(3,708)
Cash, at beginning of year		9,414
Cash, at end of year	$	5,706

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

CHAPWOOD SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Chapwood Securities, Inc. (the Company) was incorporated in Texas 2011 and is located in Plano, TX. In May 2019, the Financial Industry Regulatory Authority, Inc. (FINRA) approved the Company's application to provide broker-dealer services for the sale of private placement securities.

Description of Business

The Company, located in Plano, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides exemption to firms whose business is limited to the sale of private placement securities.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, the Company is taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally,

NOTE A – SUMMARY OF ACCOUNTING POLICIES, continued

deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Leases

On January 1, 2019, the Company adopted the provisions of ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will either be classified as finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company does not expect this ASU to have a material impact on its financial statements. The Company had no lease agreements during 2019.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, The Company had net capital of $2,729 which was $2,271 in deficit of its required net capital of $5,000. The Company's net capital ratio was approximately 1.09 to 1. On March 20, 2020 the sole shareholder made net capital contributions totaling $13,000 to the Company's operating bank account, and $3,500 to the Company's CRD Flex Funding account with FINRA. These actions brought this Company into net capital compliance.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i).

NOTE D – ACCOUNTS PAYABLE

The amount, $2,977, is an amount due to a regulatory agency.

NOTE E – RELATED PARTY TRANSACTIONS

The Company leases office space from its sole shareholder, Ed Butowsky. The office space is shared by Chapwood Securities Inc. and Chapwood Investments LLC, an affiliated company which is commonly owned by the member. During the year rentals of $6,000 were charged to the Company for occupancy and communications reimbursement. The sole shareholder treated these rentals as a capital contribution.

CHAPWOOD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE F – GOING CONCERN

The Company has suffered losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. The financial statements have been prepared that the Company will continue as a going concern. As of March 30, 2020 the sole shareholder of the Company invested capital and will have sufficient cash assets to be able to meet its obligations as and when they are due.

NOTE G – SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. It is unknown how long these conditions will last and what the complete financial effect will be to the Company.

Schedule I
CHAPWOOD SECURITIES, INC.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2019

Computation of Net Capital

Total Member's equity qualified for net capital	$	49,812
Deductions / charges		
Non-allowable assets:		
Purchased goodwill		47,083
Total deductions / charges		47,083
Net Capital before haircuts on securities positions		2,729
Haircuts on securities:	$	-
Net Capital	$	2,729
Aggregate indebtedness		
Accounts payable and accrued expenses	$	2,977
Other liabilities		-
Total aggregate indebtedness	$	2,977
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in deficit of minimum requirement	$	(2,271)
Ratio of aggregate indebtedness to net capital		1.09 to 1

Reconciliation of Computation of Net Capital

Net Capital per filed December 31, 2019 Focus IIA Report	2,729
No adjustments	-
Net Capital per December 31, 2019 audit	2,729

See accompanying report of independent registered public accounting firm.

Schedule I, continued
CHAPWOOD SECURITIES, INC.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2019

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

To the Stockholder
Chapwood Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Chapwood Securities, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Chapwood Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (b) Chapwood Securities, Inc. stated that Chapwood Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Chapwood Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chapwood Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC
Dallas, Texas
April 16, 2020

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Chapwood Securities, Inc. Exemption Report

Chapwood Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Edward Butowsky, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

DocuSigned by:

Edward W Butowsky

E9AD04F34C674BE...

CEO

Date of Report: April 6, 2020